Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
December 31, 2009

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914
China Life Insurance Company Limited issued an announcement on December 31, 2009, a copy of which is attached as Exhibit 99.1 hereto.
EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated December 31, 2009

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

December 31, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Announcement in relation to the implementation of the “Regulations regarding the
Accounting Treatment of Insurance Contracts”
On 30 December 2009, the Company received the “Notification issued by the Ministry of Finance on the promulgation of the ‘Regulations regarding the Accounting Treatment of Insurance Contracts’”, which regulates issues relating to, inter alia, the unbundling of mixed insurance contracts, tests for significant insurance risks and the calculation of reserves for insurance contracts, and requires insurance companies to adopt such regulations beginning with the preparation of their 2009 annual financial reports. The implementation of the abovementioned regulations will significantly affect the Company’s accounting policies.
Shareholders and investors are urged to exercise caution when dealing in the securities of the Company.
On 7 August 2008, the Ministry of Finance issued the “No.2 Interpretation of Accounting Standards for Business Enterprises”, requiring listed companies which issue both A shares and H shares to, save for certain differences in relation to the reversal of impairment losses of long-term assets and disclosures in relation to related party transactions, use the same accounting policies and estimates to confirm, calculate and report a particular transaction in their A share and H share financial reports (the use of different accounting treatments in A share and H share financial reports is prohibited).
On 5 January 2009, the CIRC issued the “Notification on the Implementation of the No.2 Interpretation of Accounting Standards for Business Enterprises in the Insurance Sector” (No.1 [2009] of CIRC), whereby insurance companies should make appropriate changes to accounting policies that cause differences between onshore and offshore financial reports when preparing their 2009 annual financial reports, such that the same accounting policies and estimates will apply to a particular transaction, thereby eliminating differences between onshore and offshore financial reports.
On 30 December 2009, the Company received the “Notification issued by the Ministry of Finance on the promulgation of the ‘Regulations regarding the Accounting Treatment of Insurance Contracts’”, which regulates issues relating to, inter alia, the unbundling of mixed insurance contracts, tests for significant insurance risks and the calculation of reserves for insurance contracts, and requires insurance companies to adopt such regulations beginning with the preparation of their 2009 annual financial reports. For accounting treatments of any transactions and items adopted in past years which differ from those set out in the above regulations, they should be retrospectively adjusted unless any such adjustment is not practicable in the circumstances.

Commission File Number 001-31914
The implementation of the abovementioned regulations will significantly affect the Company’s accounting policies. The Company will prepare its 2009 annual financial reports in accordance with the “Regulations regarding the Accounting Treatment of Insurance Contracts” and thereby comply with the “No.2 Interpretation of Accounting Standards for Business Enterprises”. The Company will also fulfill relevant information disclosure obligations.
Shareholders and investors are urged to exercise caution when dealing in the securities of the Company.
DEFINITIONS

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the People’s Republic of China

“CIRC”	China Insurance Regulatory Commission

“Ministry of Finance”	Ministry of Finance of the People’s Republic of China

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 31 December 2009